Exhibit 99.1

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MAXSMAKING INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF APRIL 30, 2026 (UNAUDITED) AND OCTOBER 31, 2025
IN U.S. DOLLARS, EXCEPT SHARE DATA

	April 30, 2026 (unaudited)	October 31, 2025
ASSETS
Current Assets
Cash	$74,264	$122,381
Accounts receivable, net	14,576,412	9,877,030
Due from related parties	376,413	36,815
Inventories	2,338,766	6,504,761
Other receivables and other current assets	8,234,501	5,003,667
Total current assets	25,600,356	21,544,654

Non-Current Assets
Plant and equipment, net	143,246	153,271
Intangible assets, net	6,130	6,447
Right-of-use assets, net	123,489	71,482
Deferred tax assets	113,520	66,383
Total non-current assets	386,385	297,583
Total Assets	$25,986,741	$21,842,237

LIABILITIES AND EQUITY
Current Liabilities
Short-term loans	$3,424,258	$1,954,007
Accounts payable	2,895,011	3,055,063
Contract liabilities	2,393,919	449,306
Income tax payable	818,786	952,041
Other payables and accrued liabilities	704,410	447,733
Lease liabilities-current	49,596	13,145
Current portion of long-term loan	1,449,846	22,573
Total current liabilities	11,735,826	6,893,868

Non-Current Liabilities
Lease liabilities-non current	44,785	57,841
Non-current portion of long-term loans	704,989	2,278,162
Total non-current liabilities	749,774	2,336,003
Total liabilities	12,485,600	9,229,871

COMMITMENTS AND CONTINGENCIES (NOTE 17)

Equity
A Shares (US$ 0.01 par value; 9,200,000 A Shares authorized, 9,200,000 A Shares issued and outstanding as of April 30, 2026 and October 31, 2025)	92,000	92,000
B Shares (US$0.01 par value; 7,425,000 B Shares authorized, 7,425,000 B Shares issued and outstanding as of April 30, 2026 and October 31, 2025)	74,250	74,250
Additional paid-in capital	5,972,110	5,972,110
Statutory surplus reserve	801,509	788,123
Retained earnings	6,323,226	5,726,180
Accumulated other comprehensive loss	(88,029)	(368,876)
Total MaxsMaking Inc.’s Equity	13,175,066	12,283,787

Non-Controlling Interests	326,075	328,579
Total equity	13,501,141	12,612,366
Total Liabilities and Equity	$25,986,741	$21,842,237

The accompanying notes are integral part of these unaudited condensed consolidated financial statements.

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MAXSMAKING INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND

COMPREHENSIVE INCOME
FOR THE SIX MONTHS ENDED APRIL 30, 2026 AND 2025
IN U.S. DOLLARS, EXCEPT SHARE DATA

	For The Six Months Ended
	April 30,
	2026	2025
Revenues	$14,016,957	12,404,234
Cost of revenues	(12,328,151)	(11,061,783)
Gross profit	$1,688,806	1,342,451

Operating expenses:
Sales and marketing expenses	(208,312)	(293,041)
General and administrative expenses	(417,892)	(416,039)
Research and development expenses	(407,437)	(458,025)
Total operating expenses	$(1,033,641)	(1,167,105)

Income from operations	$655,165	175,346

Other income, net
Interest expenses	(88,584)	(84,275)
Interest income	34	135
Other income	29,131	42,771
Exchange (loss) / income	(1,957)	57,949
Other expenses	(29,702)	(17,126)
Income before income tax provision	$564,087	174,800
Income tax benefit	43,841	370
Net income	$607,928	175,170
Less: Net (loss)/ income attributable to non-controlling interest	(2,504)	9,245
Net income attributable to MaxsMaking Inc.	610,432	165,925

Other comprehensive income/(loss):
Foreign currency translation adjustment	280,847	(108,280)
Comprehensive income	$888,775	66,890

Comprehensive income attributable to MaxsMaking Inc.	$891,279	57,645
Weighted Average Shares Outstanding- Diluted	16,625,000	15,000,000

Earnings per A share- basic and diluted	$0.04	0.00
Earnings per B share- basic and diluted	0.04	0.00

The accompanying notes are integral part of these unaudited condensed consolidated financial statements.

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MAXSMAKING INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED APRIL 30, 2026 AND 2025
IN U.S. DOLLARS, EXCEPT SHARE DATA

					Accumulated
	Common Stock			Additional	Other		Non-		Total
	Shares*			Paid-in	Comprehensive	Statutory	Controlling	Retained	Stockholders’
	Class A	Class B	Amount	Capital	Loss	Reserve	Interests	Earnings	Equity
Balance as of October 31, 2024	7,575,000	7,425,000	150,000	1,712,492	(421,542)	705,396	312,483	5,806,881	8,265,710

Net income	—	—	—	—	—	—	9,245	165,925	175,170

Foreign currency translation adjustment	—	—	—	—	(108,280)	—	—	—	(108,280)

Balance as of April 30, 2025 (Unaudited)	7,575,000	7,425,000	150,000	1,712,492	(529,822)	705,396	321,728	5,972,806	8,332,600

Balance as of October 31, 2025	9,200,000	7,425,000	166,250	5,972,110	(368,876)	788,123	328,579	5,726,180	12,612,366

Net (loss)/income	—	—	—	—	—	—	(2,504)	610,432	607,928

Appropriated statutory surplus reserves	—	—	—	—	—	13,386	—	(13,386)	—

Foreign currency translation adjustment	—	—	—	—	280,847	—	—	—	280,847

Balance as of April 30, 2026 (Unaudited)	9,200,000	7,425,000	166,250	5,972,110	(88,029)	801,509	326,075	6,323,226	13,501,141

The accompanying notes are integral part of these unaudited condensed consolidated financial statements.

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MAXSMAKING INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED APRIL 30, 2026 AND 2025
IN U.S. DOLLARS, EXCEPT SHARE DATA

	For The Six Months Ended
	April 30,
	2026		2025
Cash Flows from Operating Activities:
Net income		$607,928		$175,170
Depreciation of property and equipment		14,805		50,879
Allowance for expected credit loss		70,790		103,552
Amortization of right-of-use assets		62,720		26,092
Amortization of intangible assets		520		506
Changes in operating assets and liabilities:
Accounts receivable		(4,402,222)		8,324
Inventories		4,306,662		(5,247)
Prepayments and other current assets		(3,937,778)		951,385
Other current assets and other receivables		379,312		(402,681)
Amount due from related party		(345,263)		(5,569)
Deferred tax assets		(44,211)		(960,210)
Operating lease-right of use assets		(90,839)		(1,451)
Deferred financing cost		-		(938,993)
Other current liabilities		718,751		75,276
Accounts payable		(353,836)		328,826
Income tax payable		(161,762)		42,114
Contract liabilities		1,897,767		(48,136)
Amount due to related party		-		1,447,089
Net cash (used in)/provided by operating activities		(1,276,656)		846,926

Cash Flows from Investing Activities:
Purchases of property and equipment		-		(53,810)
Net cash used in investing activities		-		(53,810)

Cash Flows from Financing Activities:
Proceeds from bank borrowings		3,095,095		124,609
Proceeds from third party borrowings		62,000		-
Repayments of borrowings to third parties		(207,359)		(255,316)
Repayment of bank borrowings		(1,723,796)		(650,735)
Net cash provided by/ (used in) financing activities		1,225,940		(781,442)

Effect of Exchange Rate Changes on Cash		2,599		(492)

Net (decrease)/Increase in cash		(48,117)		11,182
Cash, Beginning of Year		122,381		174,825
Cash, End of Year		$74,264		$186,007

Supplemental disclosure of cash flow information:	$		$
Cash paid for income tax		$118,187		$10,959
Cash paid for interest		$86,333		$29,403
Supplemental disclosure of non-cash flow information:
Right-of-use assets obtained in exchange for operating lease obligation		113,441		56,398

The accompanying notes are integral part of these unaudited condensed consolidated financial statements.

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MAXSMAKING INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Principal Activities

Business

MaxsMaking Inc. (“MaxsMaking”, and collectively with its consolidated subsidiaries, the “Company”) is a manufacturer of customized consumer goods with a strong focus on advanced technology and innovation. The Company consists of various subsidiaries that specialize in different aspects of its businesses, including digital production, software development, product design and brand management, online sales and international trade. The Company was founded in 2007, with its headquarters located in Shanghai, China, our manufacturing facilities located in Yiwu, Zhejiang province and Zhumadian, Henan province.

Leveraging the advantages of talent and resource integration, industrial chain and internet, the Company specializes in the manufacturing of customized products, a blue ocean market of the manufacturing industry. Serving small and medium-sized enterprises and individual e-commerce sellers with their needs for small batch customized products, the Company currently mainly uses cotton cloth, nylon cloth, polyester, recycled polyethylene terephthalate (rPET) and other materials to produce backpacks, shopping bags, aprons, tablecloths and other consumer goods. The Company serves enterprises, schools, government agencies, non-profit organizations, e-commerce sellers and various groups and organizations to meet their needs for small-batch customized products. The Company is committed to helping customers build brand image and improve market competitiveness. In the production process, the Company uses sustainable raw materials and production methods to provide customers with high-quality products, and it pays attention to environmental protection and social responsibility in the meantime.

Organizations

MaxsMaking is a limited liability company incorporated under the laws of the BVI on August 14, 2023.

MaxsMaking USA Inc is a limited liability company incorporated on September 25, 2024 under the laws of USA and a wholly owned subsidiary of MaxsMaking.

MaxKraft Inc (“MaxKraft”) is a limited liability company incorporated on August 21, 2023 under the laws of Hong Kong and a wholly owned subsidiary of MaxsMaking.

MaxsMaking Group Limited (“MaxsMaking HK”) is a limited liability company incorporated on September 4, 2023, under the laws of Hong Kong and a wholly owned subsidiary of MaxKraft.

Ververise Group Limited (“Ververise HK”) is a limited liability company incorporated on November 6, 2023,under the laws of Hong Kong and a wholly owned subsidiary of MaxKraft.

Zhejiang MaxsMaking Technology Co., Ltd. (“WFOE” or “Zhejiang MaxsMaking”) is a limited liability company incorporated on January 11, 2024 under the laws of the PRC, and is 100% owned by MaxsMaking HK.

Zhejiang Haodingduo Intelligent Industry Group Co., Ltd. (“Intelligent Industry Company”) is a limited liability company incorporated on July 27, 2023 under the laws of the PRC with 99% equity interest owned by WFOE and 1% equity interest owned by Ververise HK.

Shanghai Alliance Industrial Co., Ltd. (“Shanghai Alliance”) is a limited liability company incorporated on January 29, 2007 under the laws of the PRC with 100% equity interest owned by Intelligent Industry Company.

Shanghai Supreme Technology Co., Ltd. (“Shanghai Supreme”) is a limited liability company incorporated on December 12, 2016 under the laws of the PRC with 90% equity interest owned by Shanghai Alliance.

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Zhejiang Alliance Arts and Crafts Co., Ltd. is a limited liability company incorporated on December 27, 2018 under the laws of the PRC and a wholly owned subsidiary of Shanghai Alliance.

Shanghai Lvzao Intelligent Technology Co., Ltd. is a limited liability company incorporated on October 11, 2021 under the laws of the PRC and a wholly owned subsidiary of Shanghai Alliance.

Haodingduo (Shanghai) Technology Co., Ltd. is a limited liability company incorporated on August 10, 2021 under the laws of the PRC and a wholly owned subsidiary of Shanghai Alliance.

Zhumadian City Haoyi Craft Products Co., Ltd. (“Zhumadian”) is a limited liability company incorporated on March 20, 2022 under the laws of the PRC with 95% equity interest owned by Haodingduo Shanghai.

Haodingduo (Zhejiang) Web Science and Technology Co., Ltd. is a limited liability company incorporated on July 27, 2021 under the laws of the PRC and a wholly owned subsidiary of Supreme Technology.

Haodingduo Brand Management Co., Ltd. is a limited liability company incorporated on November 29, 2021 under the laws of the PRC and a wholly owned subsidiary of Supreme Technology.

Reorganization

A reorganization of the Company’s legal structure (“Reorganization”) was completed on February 1, 2024. The reorganization involved the incorporation of offshore entities of MaxsMaking, MaxKraft, Ververise HK and MaxsMaking HK.

Intelligent Industry Company was originally wholly owned by Zhejiang Haodingduo Intelligent Technology Group Co., Ltd. In December 2023, Ververise HK acquired an aggregate of 1% equity interest of Intelligent Industry Company by subscribing to its additional capital, after which Zhejiang Haodingduo Intelligent Technology Group Co. became a 99% shareholder of Intelligent Industry Company. In January 2024, Zhejiang MaxsMaking acquired an aggregate of 99% equity interest of Intelligent Industry Company from Zhejiang Haodingduo Intelligent Technology Group Co., Ltd., replacing it as a shareholder of Haodingduo Intelligent Industry. Zhejiang MaxsMaking is a wholly-owned subsidiary of MaxsMaking HK. After Ververise HK was acquired by Maxkraft on February 1, 2024, MaxsMaking Inc. indirectly owned 100% of the equity interest of the Intelligent Industry Company and Shanghai Alliance, becoming the ultimate holding company of Shanghai Alliance’s subsidiaries.

The Reorganization has been accounted for as a recapitalization among entities under common control since the same controlling shareholders controlled all these entities before and after the Reorganization. The consolidation of the Company and its subsidiaries have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

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2.	Summary of significant accounting policies

(a)	Segment Reporting

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Company utilizes the “management approach” to identify its reportable operating segments.

The management approach considers the internal organizational structure and reporting mechanisms employed by the Company’s CODM for operational decision-making and performance evaluation. The Company’s chief executive officer is designated as the CODM, who reviews and evaluates the consolidated results to determine resource allocation and assess the Company’s overall performance. After a thorough analysis, the Company has concluded that it operates within only one reportable operating segment.

The Company’s CODM has been identified as the Company’s chief executive officer, who reviews the results of operations when making decisions about allocating resources and assessing the performance of the Company. For management purposes, the Company operates in one business unit based on the products sold, and its sole operating segment is consumer goods manufacturing and selling. The CODM monitors the revenue, results, assets and liabilities of its business unit as a whole and regularly reviews its operating results to make decisions about resource allocation. Accordingly, no analysis of segment information other than entity-wide information is presented.

The Company’s long-lived assets are all located in China and substantially all monitoring and control activities of its operations are conducted in China. Therefore, no geographic information is presented.

The significant segment expenses are consistent with those reported in the unaudited condensed consolidated statements of income and comprehensive income, including cost of revenue, sales and marketing expenses, general and administrative expenses, as well as research and development expenses. For significant segment expenses incurred in the six months ended April 30, 2026, 2025, refer to Unaudited Condensed Consolidated Statements of Income and Comprehensive Income.

(b)	Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(c)	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements. Significant accounting estimates reflected in the Company’s consolidated financial statements include allowance for expected credit losses of accounts receivable,. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

(d)	Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. Subsidiaries are all entities over which the Company has controlled. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date on that control ceases.

In preparing the consolidated financial statements, transactions, balances and unrealized gains on transactions between group entities are eliminated. Unrealized losses are also eliminated unless the transactions provide evidence of an impairment indicator of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

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(e)	Non-controlling interests

For the Company’s subsidiaries, non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. Non-controlling interests are classified as a separate line item in the equity section of the Group’s consolidated balance sheets and have been separately disclosed in the Group’s consolidated statements of operations and comprehensive income to distinguish the interests from that of the Company. With respect to impairment losses of goodwill and intangible assets of the Company’s subsidiaries, the Company attributes impairment losses on the basis of the relative ownership interests of the parent and non-controlling shareholders.

(f)	Cash

The Company considers all highly liquid investment instruments with an original maturity of three months or less to be cash equivalents.

(g)	Accounts receivable, net

Accounts receivable is recognized and carried at original invoiced amount less an estimated allowance for expected credit losses. The Company usually grants credit to customers with good credit standing with a maximum of 360 days and determines the adequacy of allowance for expected credit loss based on individual account analysis and historical collection trends. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for expected credit loss after management has determined that the likelihood of collection is not probable.

(h)	Inventories

Inventories are stated at the lower of cost or net realizable value. Costs include the cost of raw materials, freight, direct labor and related production overhead. The cost of inventories is calculated using the weighted average method. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Allowances for obsolescence are also assessed based on expiration dates, as applicable, taking into consideration historical and expected future product sales.

(i)	Plant and equipment, net

Plant and equipment are stated at cost less accumulated depreciation. The straight-line depreciation method is used to compute depreciation over the estimated useful lives of the assets, as follows:

Items	Useful lives
Office equipment	3 ~ 5 years
Machinery	5~10 years
Electronic equipment	3 years
Motor Vehicle	4 years
Leasehold improvement	1 ~ 3 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the statement of income in other income and expenses.

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(j)	Intangible assets, net

Intangible assets are copyright developed by the Company, which are recorded at cost less accumulated amortization. Intangible assets are amortized using the straight-line method with the estimated useful lives of 10 years.

(k)	Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no indicators of impairment of these assets as of October 31, 2025 and April 30, 2026.

(l)	Accounts and other payables

Accounts and other payables represent liabilities for goods, accrued payroll and other operating related service provided to the Company prior to the end of the fiscal year which are unpaid. They are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). Otherwise, they are presented as non-current liabilities.

(m)	Leases

The Company adopted Accounting Standards Update (“ASU”) 2016-02. For all leases that were entered into prior to the effective date of ASC 842, we elected to apply the package of practical expedients. Based on this guidance we will not reassess the following: (1) whether any expired or existing contracts are or contain leases; (2) the lease classification for any expired or existing leases; and (3) initial direct costs for any existing leases. The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, current portion of obligations under operating leases, and obligations under operating leases, non-current on the Company’s consolidated balance sheets. Finance leases are included in plant and equipment, net, current portion of obligations under capital leases, and obligations under capital leases, non-current on our consolidated balance sheets.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date, adjusted by the deferred rent liabilities at the adoption date. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives and initial direct costs incurred. The Company’s terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Operating lease expense is recognized on a straight-line basis over the lease term.

(n)	Borrowings

Borrowings comprise short-term loans and long-term loans. Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds net of transaction costs and the redemption value is recognized in profit or loss over the period of the borrowings using the effective interest method.

(o)	Statutory Reserves

The Company’s subsidiaries established in the PRC are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to the foreign invested enterprises established in the PRC, the Company’s subsidiaries registered as wholly foreign owned enterprises have to make appropriations from their after-tax profits (as determined under generally accepted accounting principles in the PRC (“PRC GAAP’’)) to non-distributable reserve funds including general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the Company.

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In addition, in accordance with the PRC Company Law, the Company’s subsidiaries, registered as Chinese domestic companies, must make appropriations from their after-tax profits as determined under the PRC GAAP to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP.  Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the Company. Appropriation to the discretionary surplus fund is made at the discretion of the Company.

The general reserve fund, enterprise expansion fund, statutory surplus fund and discretionary surplus fund are restricted for use. They may only be applied to offset losses or increase the registered capital of the respective entity. The staff bonus and welfare fund are liability in nature and is restricted for payment of special bonuses to employees and for the collective welfare of employees. None of these reserves is allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except under liquidation.

For the six months ended April 30, 2026 and 2025, appropriation of $13,386 and nil was made to the statutory surplus fund by the Company’s subsidiaries, respectively.

(p)	Revenue recognition

The Company adopted ASC 606 “Revenue Recognition.” It recognizes revenue when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. The Company recognizes revenue based on the consideration specified in the applicable agreement.

Revenue from contracts with customers is recognized using the following five steps:

1.	Identify the contract(s) with a customer;

2.	Identify the performance obligations in the contract;

3.	Determine the transaction price;

4.	Allocate the transaction price to the performance obligations in the contract; and

5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

Generally, revenues are recognized when the Company has negotiated the terms of the transaction, which includes determining either the overall price, or price for each performance obligation in the form of a service or a product, the service or product has been delivered to the customer, no obligation is outstanding regarding that service or product, and the Company is reasonably assured that funds have been or will be collected from the customer.

The Company generates revenue from production and sales of personalized goods including domestic sales and oversea sales. The Company typically receives purchase orders from its customers which will set forth the terms and conditions including the transaction price, products to be delivered, terms of delivery, and terms of payment. The terms serve as the basis of the performance obligations that the Company must fulfill in order to recognize revenue.

The Company’s contracts have one single performance obligation as the promise is to transfer the individual goods to customers, and there is no other identifiable promises in the contracts for both domestic and oversea sales.

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Performance obligation is fulfilled upon customers’ receipt and acceptance of the products for domestic sales (evidenced through delivery tickets with customers’ signatures), which is considered at point in time. For overseas customers, where the FOB (Free on Board) terms are applied, the insurance and freight costs shall be borne by the buyer. The Company recognizes revenue upon the control of goods are transferred to customers, which is considered at point in time. Revenue is reported net of all value added taxes (“VAT”). For domestic customers, the Company usually grants credit to customers with good credit standing with a maximum of 360 days and for oversea customers, full payment is due upon receiving the booking confirmation or signing the contract. The Company offers customer warranty of 30 days for defective products that are beyond contemplated defective rate mutually agreed in contract with customers normally. The Company analyzed historical refund claims for defective products and concluded that they have been immaterial.

Contract Assets and Liabilities

Payment terms are established on the Company’s pre-established credit requirements based upon an evaluation of customers’ credit quality. Contract assets are recognized for in related accounts receivable. Contract liabilities are recognized for contracts where payment has been received in advance of delivery. The contract liability balance can vary significantly depending on the timing when an order is placed and when shipment or delivery occurs. As of October 31, 2025 and April 30, 2026, other than accounts receivable and advances from customers, the Company had no other material contract assets recorded on its consolidated balance sheet. The balance of contract liability as of October 31,2025 and April 30, 2026 are $449,306 and $2,393,919, respectively. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred.

(q)	Cost of revenue

Cost of revenue consists primarily of cost of materials, direct labor cost, depreciation and maintenance costs for equipment, rental expense and other related manufacturing expenses that are directly attributable to the Company’s principal operations.

(r)	Research and development expenses

The Company expense all internal research costs as incurred, which primarily comprise employee costs, materials costs and the expenses related to the research and development activities. For the six months ended April 30, 2026 and 2025, total research and development expenses were approximately $407,437 and $458,025, respectively, which were recorded in research and development expenses in the consolidated statement of income and comprehensive income.

(s)	Sales and marketing expenses

Sales and marketing expenses consist primarily of logistics costs, staff costs, promotion expense and other related incidental expenses that are incurred to conduct the Company’s sales and marketing activities.

(t)	General and administrative expenses

General and administrative expenses consist primarily of salaries, and those not specifically dedicated to research and development or sales and marketing activities, depreciation of property and equipment, amortization of operating leasing assets, legal and professional services fees, rental and other general corporate related expenses.

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(u)	Taxation

Income tax

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the fiscal year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not believe that there were any uncertain tax positions at April 30, 2026 and October 31, 2025.

Value added taxes

The Company’s PRC subsidiaries are subject to value added tax (“VAT”). Revenue from sales of transaction is generally subject to VAT at the rate of 13% and subsequently paid to PRC tax authorities after netting input VAT on purchase of materials and service received. The excess of output VAT over input VAT is reflected in accrued expenses and other payables, and the excess of input VAT is reflected in Prepayments and other current assets in the Consolidated Balance Sheets.

(v)	Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. There were no diluted shares for the six months ended April 30, 2026 and 2025.

(w)	Comprehensive income/(loss)

Comprehensive income/(loss) is defined to include all changes in equity of the Company during a period arising from transactions and other event and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the six months ended April 30, 2026 and 2025 presented, the Company’s comprehensive loss includes net income/(loss) and foreign currency translation adjustments that have been excluded from the determination of net income/(loss).

(x)	Related parties

The Company follows subtopic 850-10 of the FASB ASC for the identification of related parties and disclosure of related party transactions. Pursuant to Section 850-10-20, related parties include: (a) affiliates of the Company; (b) entities for which investments in their equity securities would be required, absent the election of the FV option under the FV Option Subsection of Section 825-10-15, to be accounted for by the equity method by the investing entity; (c) trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; (d) principal owners of the Company; (e) management of the Company; (f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and (g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

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(y)	Commitments and Contingencies

In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, shareholder lawsuits, and non-income tax matters. An accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.

(z)	Foreign Currency Translation

The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. Our financial statements are reported using U.S. dollars. The results of operations and the statement of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in statement of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statement of income and comprehensive income.

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

The value of RMB against US$ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s financial condition in terms of US$ reporting. The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

As of
	April 30, 2026	April 30, 2025
Period end RMB:US $l exchange rate	US$1=RMB 6.8628	US$1=RMB 7.2014

Six months end average RMB:US $l exchange rate	US$1=RMB 6.9788	US$1=RMB 7.1825

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(aa)	Fair value measurements

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The three levels of inputs that may be used to measure fair value include:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3:	Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The Company does not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis.

The carrying amounts of cash, accounts receivable, net, other receivables, accounts payable, short-term loans and other payables approximate their fair value due to the short-term maturity of these instruments. The carrying value of lease liabilities approximate their fair value as they are measured at amortized cost using the incremental borrowing rate approximates the market interest rate.

(ab)	Credit Risk

Financial instruments that potentially expose the Group to credit risk consist primarily of cash and cash equivalent and accounts receivable. The Group places its cash and cash equivalents with financial institutions with high credit ratings and quality.

As of April 30, 2026 and October 31,2025, $57,008 and $105,707 of the Company’s cash and cash equivalents and certificates of deposit were on deposit at financial institutions in the PRC with upper limited RMB 500,000 insurance to cover bank deposits in the event of bank failure. To limit exposure to credit risk relating to deposits, the Company primarily places cash and cash equivalent deposits with large financial institutions in China which management believes are of high credit quality and management also continually monitors the financial institutions’ credit worthiness.

The Company conducts credit evaluations of our customers and generally does not require collateral or other security. The Company establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific third-party customers and related parties. Account receivables as of October 31 2025 and April 30, 2026 are disclosed in Note 3 of this consolidation financial statements.

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(ac)	Recent Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires disclosure about the types of costs and expenses included in certain expense captions presented on the income statement. The new disclosure requirements are effective for the Company’s annual periods beginning June 1, 2027, and interim periods beginning June 1, 2028, with early adoption permitted, and may be applied either prospectively or retrospectively. The Company is currently evaluating the ASU to determine its impact on the Company’s disclosures.

In January 2025, the FASB issued ASU 2025-01, Income Statement – Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40): Clarifying the Effective Date. This pronouncement revises the effective date of ASU 2024-03 and clarifies that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Entities within the ASU’s scope are permitted to early adopt the accounting standard update. The Company is currently evaluating the ASU to determine its impact on the Company’s disclosures.

In July 2025, the FASB issued ASU 2025-05 - Financial Instruments—Credit Losses (Topic 326). The amendments in this Update provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity that elects the practical expedient and the accounting policy election, if applicable, should apply the amendments in this Update prospectively. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. The Company’s fiscal year commences on November 1, and this ASU will be mandatorily effective for the Company starting in fiscal year 2027. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. As a public business entity, the Company cannot elect the accounting policy election for non-public business entities. The Company is evaluating the impact of the adoption of this guidance. The Company believes the future adoption of this ASU is not expected to have a material impact on its financial statements.

In December 2025, the FASB issued ASU 2025-11-Interim Reporting (Topic 270): Narrow-Scope Improvements. The amendments in this Update (1) clarify the scope of Topic 270 which applies to all entities that prepare interim financial statements and notes in accordance with U.S. GAAP, (2) provide guidance on form and content for condensed statements for both SEC registrants and non-SEC-registrant entities, (3) establish a three-tier interim disclosure framework including Topic 270-specific disclosures, a consolidated index of interim disclosure requirements from other Codification Topics, and a disclosure principle for material events occurring since the end of the most recent annual reporting period. Entities may apply the amendments in this Update either prospectively or retrospectively to any or all prior interim periods presented. For public business entities, the amendments will be effective for interim reporting periods within annual reporting periods beginning after December 15, 2027; for entities other than public business entities, the amendments will be effective for interim reporting periods within annual reporting periods beginning after December 15, 2028. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is evaluating the impact of the adoption of this guidance. The Company believes the future adoption of this ASU is not expected to have a material impact on its financial statements, though additional interim disclosure procedures and updates to disclosure checklists will be required.

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3.	Accounts receivable, net

Accounts receivable consisted of the following:

	April 30, 2026	October 31, 2025
Accounts receivable	14,847,372	10,069,682
Less: Allowance for expected credit losses	270,960	192,652
Accounts receivable, net	$14,576,412	$9,877,030

The movement in the allowance for expected losses are as follows:

	April 30, 2026	October 31, 2025
Beginning balance	$192,652	$17,179
Additions	$70,790	$173,564
Foreign currency translation adjustments	7,518	1,909
Allowance for expected losses	$270,960	$192,652

The Company’s credit policy typically requires payment within 180 to 360 days, and payments on the vast majority of its sales have been collected within 360 days.

The additions of expected credit losses were $70,790 and $173,564 as of April 30, 2026 and October 31, 2025, respectively.

4.	Inventories

Inventories consisted of the following:

	April 30, 2026	October 31, 2025
Raw materials	$1,414,363	$2,363,097
Working in process	$10,291	-
Finished goods	$914,112	$4,141,664
Total inventories	$2,338,766	$6,504,761

The allowance for inventories obsolescence were nil as of April 30, 2026 and October 31, 2025, respectively.

5.	Other receivables and other current assets

Other receivables and other current assets consisted of the following:

	April 30, 2026	October 31, 2025
Deposit	$23,380	$27,780
Other receivables	593,292	623,472
VAT deductibles	21,472	45,863
Export tax rebate receivable	36,537	39,818
Cash advanced to employees	23,206	334,550
Advances to suppliers	7,534,664	3,931,712
Others	1,950	472
Total other receivables and other current assets	$8,234,501	$5,003,667

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6.	Plant and equipment, net

Plant and equipment, net consists of the following:

	April 30, 2026	October 31, 2025
Office equipment	$24,681	$23,896
Electronic Equipment	45,019	43,589
Machinery	164,568	159,339
Motor vehicle	46,396	44,922
Leasehold improvement	19,616	18,993
Total costs	300,280	290,739
Less: accumulated depreciation	157,034	137,468
Plant and equipment, net	$143,246	$153,271

For the six months ended April 30, 2026 and 2025 the Company purchased new property and equipment of nil and $53,810 respectively.

Depreciation expense recognized for the six months ended April 30, 2026 and 2025 was $ 14,805 and $ 50,879 respectively.

7.	Intangible assets, net

	April 30, 2026	October 31, 2025
Capitalized copyrights, cost	$10,582	$10,246
Less: accumulated amortization	4,452	3,799
Intangible assets, net	$6,130	$6,447

Capitalized copyrights represent software that is developed or purchased by an entity that will be sold, leased, or marketed as a stand-alone product as well as a software that will be sold as part of another product or process. All costs of developing software prior to establishing its technological feasibility are research and development costs and are expensed as incurred. Technological feasibility is achieved when an entity has completed all planning, designing, coding, and testing activities necessary to establish that the software product can be produced to meet its design specifications, including functions, features, and technical performance requirements. As described in ASC 985-20-25-1, this can be achieved through the use of either (1) a detailed program design, or (2) the combination of a product design and working model, which have been confirmed for completeness by testing. Costs of developing software after establishing technological feasibility are recorded capitalized software.

The capitalized costs of developing software that will be sold, leased, or marketed are amortized separately for each software product. An entity amortized the capitalized costs of the software when the product first became available for general release to customers.

For the six months ended April 30, 2026 and 2025, the Company amortized $ 520 and $ 506, respectively.

The estimated amortization expense for these intangible assets in the next five years and thereafter is as follows:

Period ending April 30, 2026:	Amount
2027	$1,058
2028	1,058
2029	1,058
2030	1,058
2031	1,058
Thereafter	840
Total:	$6,130

Period ending October 31, 2025:	Amount
2026	1,025
2027	1,025
2028	1,025
2029	1,025
2030	1,025
Thereafter	1,322
Total:	$6,447

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8.	Leases

The Company leases factories and office space under non-cancellable operating leases, with terms ranging from three to five years. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company uses the rate implicit in the lease to discount lease payments to present value. Therefore, the Company discount lease payments based on an estimate of its incremental borrowing rate. As of April 30, 2026 and October 31, 2025, the operating lease’s weighted average remaining lease term was 1.44 years and 1.19 years, respectively. As of April 30, 2026 and October 31,2025, and weighted average discount rate were both 3.71%, respectively. The rental expense for the six months ended April 30, 2026 and 2025 was $ 62,720 and $26,092, respectively.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Supplemental balance sheet information related to operating lease was as follows:

	April 30, 2026	October 31, 2025
Right-of-use assets	$123,489	$71,482

Operating lease liabilities – current	$49,596	$13,145
Operating lease liabilities – non-current	$44,785	$57,841
Total operating lease liabilities	$94,381	$70,986

The following is a schedule, by fiscal years, of maturities of lease liabilities as of April 30, 2026:

2027	52,210
2028	16,042
2029	16,042
2030	16,042
Total lease payments	100,336
Less: imputed interest	5,955
Present value of lease liabilities	$94,381

The following is a schedule, by fiscal year, of maturities of lease liabilities as of October 31, 2025:

2026	$15,532
2027	15,532
2028	15,532
2029	15,532
2030	15,533
Total lease payments	77,661
Less: imputed interest	$6,675
Present value of lease liabilities	$70,986

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9.	Short-term loans

Short-term loans represent amounts due to various banks normally due within one year. The principal of the loans is due at maturity. Accrued interest is due either monthly or quarterly.

Short-term loans consist of the following:

	April 30, 2026	October 31, 2025
Ningbo Bank	1,136,562	1,100,452
Zhejiang Yiwu Rural Commercial Bank	$859,707	$853,555
Bank of Communications	728,566	-
Zhejiang Mintai Commercial Bank	218,570	-
China Construction Bank	480,853	-
Total short-term loans	3,424,258	1,954,007

The Company entered into four short-term loan agreements with Ningbo Bank, each with a loan period of twelve months. On July 17, 2025, one loan of RMB 2,300,000 (approximately $0.34 million), pledged by the personal assets of Xuefen Zhang, Chief Operating Officer and shareholder of MaxsMaking, and Mr. Xiaozhong Lin, CEO of MaxsMaking, bears a fixed interest rate of 3.4% per annum and will mature in June 2026. On July 17, 2025, one loan of RMB 3,100,000 (approximately $0.45 million), pledged by the personal assets of Xuefen Zhang and Xiaozhong Lin, bears a fixed interest rate of 3.4% per annum and will mature in June 2026. On August 20, 2025, one loan of RMB 1,600,000 (approximately $0.23 million), pledged by the personal assets of Xuefen Zhang and Xiaozhong Lin, bears a fixed interest rate of 3.4% per annum and will mature in August 2026. On September 25, 2025, one loan of RMB 800,000 (approximately $0.12 million), pledged by the personal assets of Xuefen Zhang and Xiaozhong Lin, bears a fixed interest rate of 3.6% per annum and will mature in September 2026.

The Company entered into three short-term loan agreements with Zhejiang Yiwu Rural Commercial Bank. On December 1, 2025, one loan of RMB 2,900,000 (approximately $0.42 million), pledged by the personal assets of Xuefen Zhang, Boduo Lin and Xiaozhong Lin, bears a fixed interest rate of 5.0% per annum and will mature in November 2026. On December 1, 2025, one loan of RMB 1,500,000 (approximately $0.22 million), pledged by the personal assets of Xuefen Zhang, Boduo Lin and Xiaozhong Lin, bears a fixed interest rate of 5.6% per annum and will mature in November 2026. On December 1, 2025, one loan of RMB 1,500,000 (approximately $0.22 million), pledged by the personal assets of Xuefen Zhang, Boduo Lin and Xiaozhong Lin, bears a fixed interest rate of 5.4% per annum and will mature in May 2026.

The Company entered into a loan agreement with China Construction Bank Corporation on January 5, 2026. The loan of RMB 3,300,000 (approximately $0.48 million), guaranteed by Xiaozhong Lin and Xuefen Zhang, bears a fixed interest rate of 2.55% per annum and will mature in January 2027.

The Company entered into a loan agreement with Zhejiang Mintai Commercial Bank Co., Ltd. on February 13, 2026. The loan of RMB 1,500,000 (approximately $0.22 million), guaranteed by Shanghai Small & Medium-sized Enterprises Policy-based Financing Guarantee Fund Management Center, bears a fixed interest rate of 4.5% per annum and will mature in January 2027.

The Company entered into six short-term loan agreements with Bank of Communications. On February 14, 2026, one loan of RMB 1,500,000 (approximately $0.22 million), guaranteed by Xuefen Zhang and Xiaozhong Lin, bears a fixed interest rate of 3.3% per annum and will mature in February 2027. On February 14, 2026, one loan of RMB 500,000 (approximately $0.07 million), guaranteed by Xuefen Zhang and Xiaozhong Lin, bears a fixed interest rate of 3.3% per annum and will mature in February 2027. On February 25, 2026, one loan of RMB 1,000,000 (approximately $0.15 million), guaranteed by Xuefen Zhang and Xiaozhong Lin, bears a fixed interest rate of 3.3% per annum and will mature in February 2027. On February 27, 2026, one loan of RMB 1,000,000 (approximately $0.15 million), guaranteed by Xuefen Zhang and Xiaozhong Lin, bears a fixed interest rate of 3.3% per annum and will mature in February 2027. On March 9, 2026, one loan of RMB 500,000 (approximately $0.07 million), guaranteed by Xuefen Zhang and Xiaozhong Lin, bears a fixed interest rate of 3.3% per annum and will mature in February 2027. On March 19, 2026, one loan of RMB 500,000 (approximately $0.07 million), guaranteed by Xuefen Zhang and Xiaozhong Lin, bears a fixed interest rate of 3.3% per annum and will mature in February 2027.

19

The interest expenses were $88,584 and $84,275 for the six months ended April 30, 2026 and 2025, respectively.

For the short-term loans and long-term loans due within 12 months from the end of the reporting period, the Company has taken the following measures to manage its liquidity risk:(i) The Company plans to extend the maturity dates of its bank borrowings. Management is of the view that it will be able to successfully extend the maturity dates of these borrowings as they become due. As of the date of issuance of these unaudited condensed consolidated financial statements, all of the Company’s borrowings from Ningbo Bank, totaling RMB 7.8 million (approximately $1.14 million), had been successfully extended for an additional one year. (ii) The Company will actively communicate with its customers to facilitate the timely collection of outstanding accounts receivable. As of the date of issuance of these unaudited condensed consolidated financial statements, accounts receivable of $6.579 million had been collected subsequent to the end of the reporting period.

10.	Accounts payable

Accounts payable consist of the following:

	April 30, 2026	October 31, 2025
Accounts payable to trade suppliers	$2,895,011	$3,055,063
Accounts payable	$2,895,011	$3,055,063

11.	Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	April 30, 2026	October 31, 2025
Salary and welfare payable	$60,042	$49,095
Other tax payable	14,784	13,280
Other payables and accrued liabilities	629,584	385,358
Total	$704,410	$447,733

12.	Taxes

(a)	Corporation income tax

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled.

BVI

MaxsMaking was incorporated in BVI as an offshore holding company and is not subject to tax on income or capital gain under the laws of BVI. Additionally, upon payments of dividends by the Company or its subsidiaries to their shareholders, no withholding tax will be imposed.

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Hong Kong

MaxsMaking Group Limited is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first HKD$2 million of assessable profits is 8.25% and assessable profits above HKD$2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from 2022. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong. Under Hong Kong tax laws, MaxsMaking Group Limited is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends. For the fiscal years ended October 31, 2025 and 2024, the Company provided provision of income tax expenses of nil against MaxsMaking Group Limited.

PRC

The Company’s operating subsidiaries were incorporated in the PRC and is subject to PRC income tax, which is computed according to the relevant law regulations in the PRC. Under the Corporation Income Tax Law of PRC, current corporation income tax rate of 25% is applicable to all companies, including both domestic and foreign-invested companies.

In accordance with the implementation rules of Enterprise Income Tax Laws of the PRC (the “EIT Laws”), a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires. The Company’s subsidiaries, Shanghai Supreme, Zhejiang Alliance and Shanghai Lvzao, were each qualified as HNTE in 2019, 2022 and 2024, respectively. Shanghai Supreme did not obtain the HNTE certificate after its expiration in 2021.

In addition, in accordance with Announcement on Corporate Income Tax Policies for Promoting High-quality Development of Integrated Circuit Industry and Software Industry, promulgated on December 11, 2020 and effective on January 1, 2020, an entity recognized as the “Software Enterprise” will be exempted from corporate income tax for the first two years after making profits and will be subject to corporate income tax at a tax rate of 12.5% (half of the statutory corporate income tax rate of 25%) for the third to fifth years. The Company’s subsidiary, Shanghai Lvzao, was recognized as the “Software Enterprise” from May 30, 2022 to May 29, 2023 and from May 30, 2023 to May 29, 2024, and started making profits from January 2023, and thus was exempted from corporate income tax in the year of 2023 and 2024, and will be subject to corporate income tax at the rate of 12.5% from the year of 2025 to 2027.

	For The Six Months Ended April 30,
	2026	2025
	USD	USD
Current income tax expense	370	19,812
Deferred income tax expense	(44,211)	(20,182)
Total	(43,841)	(370)

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Per the consolidated statements of income and comprehensive income, the income tax expenses for the Company can be reconciled to the income before income taxes for the six months ended April 30, 2026 and 2025 as follows:

	For The Six Months Ended April 30,
	2026	2025
	USD	USD
Income before income tax provision	564,087	174,800
PRC statutory tax rate	25%	25%
Income tax computed at PRC statutory tax rate	141,022	43,700
Preferential tax treatments	(176,122)	(47,547)
Non-deductible expense	188	3,781
Additional deduction for research and development expenses	(9,289)	-
Tax-exempted income	(1,129)	(304)
Tax effect of unused tax losses not recognised	1,489	-
Total	(43,841)	(370)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of April 30, 2026 and October 31, 2025 and as follows:

	April 30, 2026	October 31, 2025
Deferred tax assets
Expected credit loss	$39,693	$20,171
Net operating loss carry-forward	$82,225	$52,877
Less: valuation allowance	8,398	6,665
Total	$113,520	$66,383

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax assets, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, $133,292 of tax loss carryforwards expired in fiscal year 2025.

13.	Long-term loans

	April 30, 2026	October 31, 2025
Loans from third parties	$4,689	$207,617
Loans from banks	2,150,146	2,093,118
Total	$2,154,835	$2,300,735

Presented in consolidated balance sheet:

	April 30, 2026	October 31, 2025
Non-current liabilities	$704,989	$2,278,162
Current liabilities	1,449,846	22,573
Total	$2,154,835	$2,300,735

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On December 27, 2023, the Company entered into a long-term loan agreement with Zhejiang Yiwu Rural Commercial Bank with a loan period of three years. The loan of RMB 9,950,000.00 (approximately $1.45 million) bears a fixed interest rate of 3.50% per annum and will mature in December 2026, pledged by Shanghai Real Estate (Jiading) of Certificate No. (2011) 007573.

On October 25, 2024, the Company entered into a long-term loan with China Construction Bank Corporation Limited Shanghai Jing’an Sub-branch with a loan period of three years. The loan of RMB 886,020 (approximately $0.13 million) bears a fixed interest rate of 3.9% per annum and will mature in October 2027.

On October 1, 2025, the Company entered into a long-term loan with Bank of China Limited Zhumadian Zhonghua Road Sub-branch with a loan period of two years. The loan of RMB 4,000,000 (approximately $0.58 million) bears a fixed annual interest rate of 2.9% and will mature in October 2027.

On November 1, 2024, the Company entered into several loan agreements with third parties with no interest rate. The principal of the loan is RMB 1,471,592 (approximately $0.21 million). As of April 30, 2026, the remaining balance is $4,689, and it will mature on October 31, 2026.

In accordance with the accounting standards, the loan and borrowings shall be initially recognised at fair value net of transaction costs and subsequently measured at amortised costs via effective interest method. For these interest-free loans payable to third parties, we understand that their loan terms are all 2 years and the loan amounts are insignificant to the Company, we are of the view that the effect of the time value of money are not expected to be material to the financial statements. Therefore, we leave it with no further assessment performed on the value for initial recognition and unwinding of interest.

14.	Revenue

The following table sets forth the breakdown of our revenues by geography for the periods indicated.

	For The Six Months Ended April 30, 2026	For The Six Months Ended April 30, 2025
Country/Region	Sales Amount	Sales Amount
Mainland China	$11,148,475	$11,513,301
Asia (excluding mainland China)	195,971	317,784
North America	2,118,263	59,069
Europe	520,380	427,115
Oceania	-	39,715
South America	33,868	11,634
Africa	-	35,616
Total	$14,016,957	$12,404,234

15.	Related party transactions

Amount due from related parties

As of April 30, 2026 and October 31,2025, amount due from related parties consisted of the following:

	April 30, 2026	October 31, 2025
Xiaozhong Lin(1)	$109,403	$36,815
Xuefen Zhang(2)	267,010	-
Total	$376,413	$36,815

(1)	Xiaozhong Lin, Chairman and CEO of the Company

(2)	Xuefen Zhang, director and Chief Operating Officer of the Company

The balance of due from Xiaozhong Lin and Xuefen Zhang are the advances provided by the Company for daily operating use.

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16.	Equity

(a)	Shares

MaxsMaking had an authorized share capital of US$166,250 at incorporation, divided into A Shares of par value of US $0.01 each, of which 9,200,000 shares were issued and B Shares of par value of US$0.01 each, of which 7,425,000 shares were issued.

On August 25, 2026, the Company’s major shareholders, ThriveNova Inc. (wholly owned and directed by Mr. Xiaozhong Lin, our Chairman and CEO) and OptimaForge Inc. (wholly owned and directed by Ms. Xuefen Zhang, our director and COO), agreed to redesignate 7,425,000 B Shares held by them into 7,425,000 A Shares. The board approved the redesignation on the same day. Following this redesignation, 16,625,000 A Shares were issued and outstanding, with no B Shares outstanding.

(b)	Additional paid in capital

As of April 30, 2026 and October 31, 2025, the balance of the Company’s additional paid-in capital was $5,972,110 at both dates.

On July 8, 2025, the Company consummated its IPO of 1,625,000 A Shares at a price of $4.00 per share, generating gross proceeds of $6,500,000 before deducting underwriting discounts and offering expenses. The cash proceeds, net of transaction costs from this IPO was $4,275,868 and have been recognized under common stock and additional paid in capital, respectively.

(c)	Statutory reserve

The Company’s PRC subsidiaries each is required to make appropriation to certain reserve funds, comprising the statutory surplus reserve and discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the Board of Directors of the PRC entity. As of April 30, 2026 and October 31, 2025, the balance of statutory reserve was $801,509 and $788,123, respectively.

17.	Commitments and contingencies

The Company and its subsidiaries may be involved in certain legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company and its subsidiaries determine whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the outcomes of these legal proceedings cannot be predicted, the Company and its subsidiaries do not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

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18.	Subsequent events

On August 25, 2026, ThriveNova Inc. and OptimaForge Inc., the major shareholders (the “Major Shareholders”) of MaxsMaking Inc. (the “Company”) agreed to redesignate an aggregate of 7,425,000 B shares, par value of $0.01 per share, of the Company held by them to an aggregate of 7,425,000 A shares, par value $0.01 per share, of the Company (the “Redesignation”). Pursuant to the Redesignation, the Company removed the Class B shares of US$0.01 par value each and all rights, provisions and references relating to them from its the memorandum and articles of association. Mr. Xiaozhong Lin, Chairman of the board and Chief Executive Officer of the Company, is the sole shareholder and director of ThriveNova Inc. Ms. Xuefen Zhang, a director and Chief Operating Officer of the Company, is the sole shareholder and director of OptimaForge Inc. On the same day, the board of directors approved the Redesignation. Following the Redesignation, there will be an aggregate of 16,625,000 A shares issued and outstanding and no B share issued and outstanding.

On July 17, 2026, MaxsMaking Inc. (the “Company”) received a Staff Delisting Determination from Nasdaq’s Listing Qualifications Department, which determined to delist the Company’s securities. The SEC temporarily suspended trading of the Company’s securities on November 17, 2025, and Nasdaq halted trading on December 2, 2025. Pursuant to Nasdaq Listing Rule IM-5101-4, Nasdaq exercised its discretionary authority to delist the Company as it believes the Company’s securities are susceptible to price manipulation and lack sufficient liquidity for fair and orderly markets, and delisting is in the interest of investors and the public. The Company intends to request a hearing before Nasdaq’s independent Hearings Panel under Listing Rule 5815; the hearing was held on August 27, 2026. On October 7, 2026, the Panel issued the Panel Decision denying the Company’s request to reinstate trading and ordering the delisting of the Company’s securities. The Company has now requested a review of the Panel Decision by the Nasdaq Listing and Hearing Review Council pursuant to Listing Rule 5820. Such review request does not stay the suspension of trading.

Apart from the aforementioned share redesignation, the Nasdaq staff delisting determination, the Panel Decision and the subsequent review request, no subsequent events that would have a material impact on the Company were identified through the date of issuance of the financial statements.

19.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, the condensed financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiaries exceeded 25% of the consolidated net assets of the Company. Therefore, the condensed financial statements for the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party.

The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries” and the respective profit or loss as “Equity in earnings of subsidiaries” on the condensed statements of income.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the unaudited consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S GAAP have been condensed or omitted.

The Company did not pay any dividend for the periods presented. As of April 30, 2026 and October 31,2025, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

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CONDENSED BALANCE SHEET

	April 30, 2026	October 31, 2025
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	289	291
Other receivable	4,961	5,004
Total current assets	5,250	5,295
Investment in unconsolidated subsidiaries	13,599,059	12,481,495
Total assets	13,604,309	12,486,790
LIABILITIES
Current liabilities
Other payables	178,476	180,000
Due to related parties	52,239	23,003
Contract liability	198,528	-
Total current liabilities	429,243	203,003
Total liabilities	429,243	203,003
Total shareholders’ equity	13,175,066	12,283,787
Total liabilities and shareholders’ equity	13,604,309	12,486,790

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CONDENSED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

	For The Six Months Ended April 30,
	2026	2025
	US$	US$
Revenues	—	—
Operating expenses
General and administrative	—	—
Loss from operations	—	—
Equity method income	610,432	165,925
Interest expense	—	—
Income before income taxes	610,432	165,925
Income tax expense	—	—
Net income	610,432	165,925
Other comprehensive income/(loss)
Foreign currency translation difference	280,847	(108,280)
Total comprehensive income	891,279	57,645

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CONDENSED STATEMENT OF CASH FLOWS

	For The Six Months Ended April 30,
	2026	2025
	US$	US$
Cash Flows from Operating Activities:
Net income	610,432	165,925
Foreign exchange (gain) loss	(1,479)
Equity method income	(836,717)	(165,925)
Advances from customers	198,528	-
Due to related parties	29,236	-
Net cash used in operating activities	-	-
Investments in subsidiary	-	-
Net cash provided by investing activities	-	-
Proceeds from issuance of common stock	-	-
Net cash provided by financing activities	-	-
Net decrease in cash and cash equivalents	-	-
Cash and cash equivalents, beginning of year	291	-
Effect of exchange rate changes on cash and cash equivalents	(2)	-
Cash and cash equivalents, end of year	289	-

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